                        1934 Act Registration No. 1-31731



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                               Dated September 9, 2003




                            Chunghwa Telecom Co., Ltd.
                 (Translation of Registrant's Name into English)


                             21-3 Hsinyi Road Sec. 1,
                            Taipei, Taiwan, 100 R.O.C.
                     (Address of Principal Executive Office)



          (Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)


                  Form 20-F          x                        Form 40-F ________
                                    -----------------


     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                  Yes ________                          No       x
                                                                ---------------


     (If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    9/9/2003
                            Chunghwa Telecom Co., Ltd.



                         By:     /s/   Hank H. C. Wang
                                -----------------------------------
                         Name:  Hank H. C. Wang
                         Title: Senior Managing Director
                                Finance Department

                                     Exhibit

Exhibit           Description

   1     Announcement on 2003/07/18: Chunghwa Telecom lists on the New York
          Stock Exchange
   2     Announcement on 2003/07/29: Clarification to Commercial Times reports related to Chunghwa Telecom published on July 29, 2003
   3     Announcement on 2003/07/30: Clarification to the media reports about the price drop of Chunghwa Telecom ADR on July 28, 2003
   4     Announcement on 2003/07/31: Chunghwa Telecom acquired CCP-LAP-SS cable etc. from Pacific Electric Wire & Cable Co., Ltd. Total cost was NT$599,593,895
   5     The MOTC relieved Mr. Joseph Jye-Cheng,Lyu from serving as the
          MOTC's representative director to Chunghwa Telecom Co., Ltd.
   6     Chunghwa Telecom held Investor Conference  for 1H03 operating results
   7     Chunghwa Telecom acquired B-RAS Interface Cards etc. from Siemens
          Telecommunication System Co., Ltd. in the past one year. Total cost was NT$546,525,984.
   8     Mr. Lo Min Chung, vice president of China Steel Corporation, holds a concurrent post as director of Chunghwa Telecom
   9     Announcement on August 9, 2003: July sales
  10     Announcement on September 9, 2003: August sales
  11 Financial Statements for the Six Months Ended June 30, 2003 and 2002 Together with Independent Auditors' Report

                                                                    EXHIBIT    1

Chunghwa Telecom lists on the New York Stock Exchange

Date of events:2003/07/18
Contents:
1.Date of occurrence of the event:2003/07/18
2.Cause of occurrence:Chunghwa Telecom Co., Ltd. listed on the New York Stock
   Exchange 96,500,000 American depositary shares, representing 965,000,000 common shares on July 17 New York time.The American depositary shares were priced at $14.24 per share.
3.Countermeasures:None
4.Any other matters that need to be specified:This listing is a secondary offering of shares owned by the Ministry of Transportation and Communications of the Republic of China ("MOTC")

                                                                    EXHIBIT    2

Clarification to Commercial Times reports related to Chunghwa Telecom published on July 29, 2003

Date of events:2003/07/29
Contents:
1.Name of the reporting media: Commercial Times
2.Date of the report: 2003/07/29
3.Content of the report: 1H03 operation results and dividends distribution of Chunghwa Telecom and Taiwan Cellular Corp.
4.Summary of the information provided by investors: None
5.Company's explanation of the reportage or provided information: Chunghwa
   Telecom not yet officially announced its semi-annual report for 2003 and the report is merely derived from the available data by the reporter. Semi-annual report of the company is now being audited by accountants and audited semi-annual report will be officially announced on the website of Taiwan Stock Exchange Corporation.
6.Countermeasures: None.
7.Any other matters that need to be specified: None.

                                                                    EXHIBIT    3

Clarification to the media reports about the price drop of Chunghwa Telecom ADR on July 28, 2003

Date of events:2003/07/29
Contents:
1.Name of the reporting media: Central News Agency and China Times
2.Date of the report:2003/07/29
3.Content of the report: "Chunghwa Telecom ADR dropped $0.88 on July 28, which was 5.93% lower." and "Chunghwa Telecom ADR closed at $13.95, which was $0.88 lower than last trading day."
4.Summary of the information provided by investors: None.
5.Company's explanation of the reportage or provided information:
   In accordance with NYSE trading system, the ex-dividend day of Chunghwa Telecom ADR is July 28, which is different from July 30 in Taiwan. The ex-dividend reference price per ADR was $13.67 on July 28 Eastern time, and the closing price was $13.95 per ADR on that day. The ADR actually rose 2% in price.
6.Countermeasures: None.
7.Any other matters that need to be specified: None.

                                                                    EXHIBIT    4

Chunghwa Telecom acquired CCP-LAP-SS cable etc. from Pacific Electric Wire & Cable Co., Ltd. Total cost was NT$599,593,895

Date of events: 2003/07/31
Contents:
1.Name and nature of the subject matter (e.g. land located at
  Sublot XX, Lot XX, North District, Taichung City): CCP-LAP-SS cable etc. 2.Date of the occurrence of the event:2002/08/01~2003/07/31
3.Transaction volume (e.g.XX square meters, equivalent to XX p'ing), unit price, total transaction price: NT$599,593,895 in total 4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Pacific Electric Wire & Cable Co., Ltd.
5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: N.A.
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person's relationship to the company at those times: N.A.
7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): N.A.
8.Terms of delivery or payment (including payment period and monetary amount): In Accordance with the contract.
9.The manner of deciding on this transaction (such as tender invitation
   , price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:
   In accordance with the Government Procurement Law.
10.Name of the professional appraisal institution and its appraisal
    amount:N.A.
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: None.
12.Is the appraisal report price a limited price or specific price?: N.A. 13.Has an appraisal report not yet been obtained?: N.A.
14.Reason an appraisal report has not yet been obtained: N.A.
15.Broker and broker's fee: N.A.
16.Concrete purpose or use of the acquisition or disposition:
    Telecom material.
17.Do the directors have any objection to the present transaction?: No. 18.Any other matters that need to be specified: None.

                                                                    EXHIBIT    5

The MOTC relieved Mr. Joseph Jye-Cheng,Lyu from serving as the MOTC's representative director to Chunghwa Telecom Co., Ltd.

Date of events:2003/08/13
Contents:
1.Date of occurrence of the change:2003/08/13
2.Name and resume of the replaced person:Title:Director;Name:Joseph Jye-Cheng
   ,Lyu;Current Position & Title:President of the Land Bank of TAIWAN; Education:Master of Management degree from Kellogg Graduate School of Management,Northwestern University;Institutional Shareholder:MOTC
3.Name and resume of the replacement:Pending
4.Reason for the change:Primary position as Vice Chairman of the Commission of National Corporations in the Ministry of Economic Affairs had been changed
5.Number of shares held by the new director or supervisor at the time of appointment:9,196,826,888 shares
6.Original term (From __________ to __________):2002/07/13~2005/07/12
7.Effective date of the new appointment:pending
8.Rate of change of directors/supervisors of the same term:0%
9.Any other matters that need to be specified:nil

                                                                    EXHIBIT    6

Chunghwa Telecom held Investor Conference  for 1H03 operating results

Date of events:2003/08/20
Contents:
1.Date of the investor/press conference:2003/08/20
2.Location of the investor/press conference: Fl. 12,No. 21-3,Hsinyi Rd.,
   Sec.1, Taipei
3.Financial and business related information: Chunghwa Telecom announced its operating results for 1H03. Revenues was NT$88.0bn, gross profit
   NT$43.5bn, income from operation NT$13.6bn, net income NT$23.9bn and earning per share NT$2.48.
4.Any other matters that need to be specified: None.

                                                                    EXHIBIT    7

Chunghwa Telecom acquired B-RAS Interface Cards etc. from Siemens
Telecommunication System Co., Ltd. in the past one year. Total cost was NT$546,525,984.

Date of events:2003/08/27
Contents:
1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City):
   B-RAS Interface Cards, TC-5 exchange materials and related technical supports etc.
2.Date of the occurrence of the event:2002/08/28~2003/08/27
3.Transaction volume (e.g.XX square meters, equivalent to XX p'ing), unit price, total transaction price: NT$546,525,984.
4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):Siemens Telecommunication System Co., Ltd.
5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition:N.A.
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person's relationship to the company at those times:N.A.
7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):N.A.
8.Terms of delivery or payment (including payment period and monetary amount): In accordance with the contract.
9.The manner of deciding on this transaction (such as tender invitation
   , price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: In accordance with the government procurement law.
10.Name of the professional appraisal institution and its appraisal
     amount:N.A.
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA:N.A.
12.Is the appraisal report price a limited price or specific price?:N.A. 13.Has an appraisal report not yet been obtained?:N.A.
14.Reason an appraisal report has not yet been obtained:N.A.
15.Broker and broker's fee:N.A.
16.Concrete purpose or use of the acquisition or disposition: Telecom materials.
17.Do the directors have any objection to the present transaction?:No. 18.Any other matters that need to be specified:None.

                                                                    EXHIBIT    8

Mr. Lo Min Chung, vice president of China Steel Corporation, holds a concurrent post as director of Chunghwa Telecom

Date of events:2003/08/29
Contents:
1.Date of occurrence of the change:2003/08/29
2.Name and resume of the replaced person:Mr. Joseph J.C. Lyu, president of Land Bank of Taiwan
3.Name and resume of the replacement: Mr. Lo Min Chung, vice president of
  China Steel Corporation
4.Reason for the change:MoTC's official document, reference no. 0920052583, approved the replacement of Mr. Lo Min Chung, vice president of China Steel, for Mr. Joseph J.C. Lyu to hold a concurrent post as director of Chunghwa Telecom due to Mr. Lyu's change in his former primary posittion as Vice Chairman of the Commission of National Corporation in the Ministry of Economic Affairs.
5.Number of shares held by the new director or supervisor at the time of appointment: 9,196,826,888 shares.
6.Original term (From __________ to __________):2002/07/13 ~ 2005/07/12
7.Effective date of the new appointment:2003/08/29
8.Rate of change of directors/supervisors of the same term:0%
9.Any other matters that need to be specified: None.

                                                                    EXHIBIT 9

                                Chunghwa Telecom

                                 August 9, 2003

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of July 2003

1)  Sales volume (NT$ Thousand)

---------------------------------------------------------------------------------------------
   Period            Items              2003           2002          Changes           %
---------------------------------------------------------------------------------------------
July           Invoice amount      17,390,356     17,160,562        229,794        1.34%
---------------------------------------------------------------------------------------------
Jan -July      Invoice amount     120,463,874    119,641,859        822,015        0.69%
---------------------------------------------------------------------------------------------
July           Net sales           14,893,863     14,667,474        226,389        1.54%
---------------------------------------------------------------------------------------------
Jan -July      Net sales          102,888,321    100,932,660      1,955,661        1.94%
---------------------------------------------------------------------------------------------

2)  Funds lent to other parties (NT$ Thousand)

-------------------------------------------------------------------------------------------
                                     Balance as of period end
-------------------------------------------------------------------------------------------
                              This Month           Last Month          Limit of lending
-------------------------------------------------------------------------------------------
CHT                                       0                    0                         0
-------------------------------------------------------------------------------------------
CHT's subsidiaries                        0                    0                         0
-------------------------------------------------------------------------------------------

3)  Endorsements and guarantees (NT$ Thousand)

-------------------------------------------------------------------------------------------------------
                               Change in This Month   Balance as of period end   Limit of endorsements
-------------------------------------------------------------------------------------------------------
CHT                                               0                          0                       0
-------------------------------------------------------------------------------------------------------
CHT's subsidiaries                                0                          0                       0
-------------------------------------------------------------------------------------------------------
CHT endorses for subsidiaries                                                0                       0
-------------------------------------------------------------------------------------------------------
CHT's subsidiaries endorse for CHT                                           0                       0
-------------------------------------------------------------------------------------------------------
CHT endorses for PRC companies                                               0                       0
-------------------------------------------------------------------------------------------------------
CHT's subsidiaries endorse for PRC companies                                 0                       0
-------------------------------------------------------------------------------------------------------

4)  Financial derivatives transactions

a-1 Hedging purpose (for assets/liabilities denominated in foreign currencies)

----------------------------------------------------------------------------------------------------
Underlying assets / liabilities                                                                 N/A
----------------------------------------------------------------------------------------------------
Financial instruments
----------------------------------------------------------------------------------------------------
Realized profit (loss)
----------------------------------------------------------------------------------------------------

a-2 Hedging purpose (for the position of floating rate liabilities)

----------------------------------------------------------------------------------------------------
Underlying assets / liabilities                                                                 N/A
----------------------------------------------------------------------------------------------------
Financial instruments
----------------------------------------------------------------------------------------------------
Realized profit (loss)
----------------------------------------------------------------------------------------------------

b   Trading purpose : None

                                                                      EXHIBIT 10

                                  Chunghwa Telecom

                                  September 9, 2003

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of August 2003

1)  Sales volume (NT$ Thousand)

---------------------------------------------------------------------------------------------
   Period            Items              2003           2002          Changes           %
---------------------------------------------------------------------------------------------
August           Invoice amount      19,836,888      18,625,283     1,211,605        6.51%
---------------------------------------------------------------------------------------------
Jan -August      Invoice amount     140,300,762     138,267,142     2,033,620        1.47%
---------------------------------------------------------------------------------------------
August           Net sales           15,566,297      15,781,728   -   215,431      - 1.37%
---------------------------------------------------------------------------------------------
Jan -August      Net sales          118,454,618     116,714,388     1,740,230        1.49%
---------------------------------------------------------------------------------------------

2)  Funds lent to other parties (NT$ Thousand)

------------------------------------------------------------------------------------------------
                                     Balance as of period end
------------------------------------------------------------------------------------------------
                              This Month           Last Month             Limit of lending
------------------------------------------------------------------------------------------------
CHT                                       0                    0                              0
------------------------------------------------------------------------------------------------
CHT's subsidiaries                        0                    0                              0
------------------------------------------------------------------------------------------------

3)  Endorsements and guarantees (NT$ Thousand)

-------------------------------------------------------------------------------------------------------
                               Change in This Month   Balance as of period end   Limit of endorsements
-------------------------------------------------------------------------------------------------------
CHT                                               0                          0                       0
-------------------------------------------------------------------------------------------------------
CHT's subsidiaries                                0                          0                       0
-------------------------------------------------------------------------------------------------------
CHT endorses for subsidiaries                                                0                       0
-------------------------------------------------------------------------------------------------------
CHT's subsidiaries endorse for CHT                                           0                       0
-------------------------------------------------------------------------------------------------------
CHT endorses for PRC companies                                               0                       0
-------------------------------------------------------------------------------------------------------
CHT's subsidiaries endorse for PRC companies                                 0                       0
-------------------------------------------------------------------------------------------------------

4)  Financial derivatives transactions

a-1 Hedging purpose (for assets/liabilities denominated in foreign currencies)

----------------------------------------------------------------------------------------------------
Underlying assets / liabilities                                                                 N/A
----------------------------------------------------------------------------------------------------
Financial instruments
----------------------------------------------------------------------------------------------------
Realized profit (loss)
----------------------------------------------------------------------------------------------------

a-2 Hedging purpose (for the position of floating rate liabilities)

----------------------------------------------------------------------------------------------------
Underlying assets / liabilities                                                                 N/A
----------------------------------------------------------------------------------------------------
Financial instruments
----------------------------------------------------------------------------------------------------
Realized profit (loss)
----------------------------------------------------------------------------------------------------

b   Trading purpose : None

                                                                      Exhibit 11

                  Chunghwa Telecom Co., Ltd.

                  Financial Statements for the Six Months Ended
                  June 30, 2003 and 2002
                  Together with Independent Auditors' Report

Readers are advised that the original version of these financial statements is in Chinese. If there is any conflict between these financial statements and the Chinese version or any difference in the interpretation of the two versions, the Chinese-language financial statements shall prevail.

English Translation of a Report Originally Issued in Chinese

INDEPENDENT AUDITORS' REPORT

August 1, 2003


The Board of Directors and Stockholders
Chunghwa Telecom Co., Ltd.

We have audited the accompanying balance sheets of Chunghwa Telecom Co., Ltd. as of June 30, 2003 and 2002, and the related statements of operations, changes in stockholders' equity and cash flows for the six months then ended, all expressed in New Taiwan dollars. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

Except for the matters described in the next paragraph, we conducted our audits in accordance with the Regulations for Audit of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China. Those regulations and standards required that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

A stated in Note 8 to the financial statements, we did not audit the financial statements of equity-accounted investments, the investments in which are reflected in the accompanying financial statements using the equity method of accounting. The aggregate carrying values of the equity-accounted investments were NT$1,348,460 thousand and NT$1,760,979 thousand as of June 30, 2003 and 2002 and the equity in their net loss and net income were (NT$68,441) thousand and NT$111,827 thousand for the six months then ended.

In our opinion, except for the matters described in the preceding paragraph, the financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of the Company as of June 30, 2003 and 2002, and the results of its operations and its cash flows for the six months then ended in conformity with relevant regulations, regulations governing the preparation of financial statements of public companies and accounting principles generally accepted in the Republic of China.

As stated in Notes 2 and 3 to the financial statements, the Company's accounts are subject to examination by the Directorate General of Budget, Accounting and Statistics of the Executive Yuan and by the Ministry of Audit of the Control Yuan. The accounts as of and for the year ended December 31, 2002 have been examined by these government agencies, and adjustments from this examinations have been recognized in the accompanying financial statements.


Deloitte & Touche
(T N Soong & Co and Deloitte & Touche (Taiwan)
  Established Deloitte & Touche Effective June 1, 2003)
Taipei, Taiwan
The Republic of China

                                Notice to Readers

The accompanying financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in the Republic of China.

English Translation of Financial Statements Originally Issued in Chinese

CHUNGHWA TELECOM CO., LTD.

BALANCE SHEETS
JUNE 30, 2003 AND 2002
(Amounts in New Taiwan Thousand Dollars, Except Par Value Data)
------------------------------------------------------------------------------------------------------------------------------
                                                                                         2003                   2002
                                                                                    --------------------   -------------------
ASSETS                                                                                 Amount         %        Amount       %
                                                                                    -------------    ---   -------------   ---
CURRENT ASSETS
   Cash and cash equivalents (Notes 2 and 4)                                        $  16,671,266      4   $  22,909,779     5
   Trade notes and accounts receivable--net of allowance for doubtful accounts of
     $1,687,909 in 2003 and $845,780 in 2002 (Notes 2 and 5)                           15,592,137      3      18,928,252     4
   Other current monetary assets                                                        2,348,951      -       1,832,791     -
   Inventories--net (Notes 2 and 6)                                                     1,425,678      -       1,895,242     -
   Deferred income taxes (Notes 2 and 17)                                              12,260,046      3          44,245     -
   Other current assets (Note 7)                                                        2,877,006      1       2,602,668     1
                                                                                    -------------    ---   -------------   ---

        Total current assets                                                           51,175,084     11      48,212,977    10
                                                                                    -------------    ---   -------------   ---
INVESTMENTS IN UNCONSOLIDATED COMPANIES AND FUNDS (Notes 2, 8
  and 21)
   Funds                                                                                2,000,000      -       2,000,000     -
   Investments accounted for using the equity method                                    1,348,460      -       1,760,979     -
   Investments accounted for using the cost method                                      2,076,603      1       2,310,303     1
                                                                                    -------------    ---   -------------   ---

        Investment in unconsolidated companies and funds                                5,425,063      1       6,071,282     1
                                                                                    -------------    ---   -------------   ---

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 9 and 20)
   Cost
      Land                                                                            101,744,494     22     101,187,915    21
      Land improvements                                                                 1,362,090      -       1,283,680     -
      Buildings                                                                        53,183,034     11      48,122,844    10
      Machinery and equipment                                                          21,846,305      5      19,989,332     4
      Telecommunications network facilities                                           610,714,740    131     588,430,408   122
      Miscellaneous equipment                                                           2,118,741      1       2,089,340     1
                                                                                    -------------    ---   -------------   ---

        Total cost                                                                    790,969,404    170     761,103,519   158

   Revaluation increment on land                                                        5,953,621      2       5,961,060     1
                                                                                    -------------    ---   -------------   ---
                                                                                      796,923,025    172     767,064,579   159
   Less:  Accumulated depreciation                                                    440,071,882     95     414,832,142    86
                                                                                    -------------    ---   -------------   ---
                                                                                      356,851,143     77     352,232,437    73
   Construction in progress and advances related to acquisitions of equipment          38,641,538      8      48,752,229    10
                                                                                    -------------    ---   -------------   ---

        Property, plant and equipment--net                                            395,492,681     85     400,984,666    83
                                                                                    -------------    ---   -------------   ---
INTANGIBLE ASSETS
   3G concession (Note 2)                                                              10,179,000      2      10,179,000     2
   Prepaid pension cost (Notes 2 and 19)                                                   77,659      -               -     -
   Patents and computer software--net (Note 2)                                            227,764      -         152,878     -
                                                                                    -------------    ---   -------------   ---

        Total intangible assets                                                        10,484,423      2      10,331,878     2
                                                                                    -------------    ---   -------------   ---
OTHER ASSETS
   Refundable deposits                                                                    819,968      -         711,039     -
   Overdue receivables--net of allowance for losses of $6,280,246 in 2003 and
     $3,539,828 in 2002 (Notes 2 and 5)                                                 1,058,786      1       4,342,180     1
   Deferred income taxes--non-current (Notes 2 and 17)                                     18,548      -      12,562,539     3
   Other                                                                                  551,267      -         689,908     -
                                                                                    -------------    ---   -------------   ---

        Total other assets                                                              2,448,569      1      18,305,666     4
                                                                                    -------------    ---   -------------   ---

TOTAL ASSETS                                                                        $ 465,025,820    100   $ 483,906,469   100
                                                                                    =============    ===   =============   ===

                                                                                           2003                 2002
                                                                                    --------------------   -------------------
LIABILITIES AND STOCKHOLDERS' EQUITY                                                     Amount       %        Amount       %
                                                                                    -------------    ---   -------------   ---
CURRENT LIABILITIES
   Short-term bank loans (Note 10)                                                  $           -      -   $  13,000,000     3
   Trade notes and accounts payable                                                     9,190,671      2      11,409,194     2
   Income tax payable (Notes 2 and 17)                                                  5,773,464      1       6,054,110     1
   Accrued expenses (Note 11)                                                          11,854,781      3      11,708,233     3
   Accrued pension liabilities (Notes 2 and 19)                                         2,626,174      1               -     -
   Dividends payable (Note 12)                                                         38,590,900      8      33,767,037     7
   Other current liabilities (Notes 13 and 20)                                         10,595,838      2      11,660,458     2
                                                                                    -------------    ---   -------------   ---

        Total current liabilities                                                      78,631,828     17      87,599,032    18
                                                                                    -------------    ---   -------------   ---
LONG-TERM LIABILITIES
   Long-term loans (Note 14)                                                              700,000      -      11,700,000     3
   Deferred income                                                                        394,146      -         399,987     -
                                                                                    -------------    ---   -------------   ---

        Total long-term liabilities                                                     1,094,146      -      12,099,987     3
                                                                                    -------------    ---   -------------   ---

RESERVE FOR LAND VALUE INCREMENTAL TAX (Note 9)                                           211,182      -         211,182     -
                                                                                    -------------    ---   -------------   ---
OTHER LIABILITIES
   Accrued pension liabilities (Notes 2 and 19)                                                 -      -       1,324,221     -
   Customers' deposits                                                                 11,390,555      3      12,359,198     3
   Other                                                                                  232,720      -         327,191     -
                                                                                    -------------    ---   -------------   ---

        Total other liabilities                                                        11,623,275      3      14,010,610     3
                                                                                    -------------    ---   -------------   ---

        Total liabilities                                                              91,560,431     20     113,920,811    24
                                                                                    -------------    ---   -------------   ---
STOCKHOLDERS' EQUITY
   Common capital stock--$10 par value; authorized, issued and
    outstanding--9,647,725 thousand shares                                             96,477,249     21      96,477,249    20
                                                                                    -------------    ---   -------------   ---
   Capital surplus:
      Paid-in capital in excess of par value                                          214,546,263     46     214,546,263    44
      Capital surplus from revaluation of land                                          5,742,439      1       5,749,909     1
      Donations                                                                            13,170      -          13,170     -
                                                                                    -------------    ---   -------------   ---

         Total capital surplus                                                        220,301,872     47     220,309,342    45
                                                                                    -------------    ---   -------------   ---
   Retained earnings:
      Legal reserve                                                                    29,436,072      6      25,105,829     5
      Special reserve                                                                   2,675,419      1       2,675,419     1
      Unappropriated earnings                                                          24,574,477      5      25,417,819     5
                                                                                    -------------    ---   -------------   ---

        Total retained earnings                                                        56,685,968     12      53,199,067    11
                                                                                    -------------    ---   -------------   ---
  Other adjustment
      Cumulative translation adjustments                                                      300      -               -     -
                                                                                    -------------    ---   -------------   ---

        Total stockholders' equity                                                    373,465,389     80     369,985,658    76
                                                                                    -------------    ---   -------------   ---

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                          $ 465,025,820    100   $ 483,906,469   100
                                                                                    =============    ===   =============   ===

The accompanying notes are an integral part of the financial statements. (With Deloitte & Touche report dated August 1, 2003)

English Translation of Financial Statements Originally Issued in Chinese

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2003 AND 2002
(Amounts in New Taiwan Thousand Dollars, Except Basic Net Income Per Share Data)

                                                                            2003                  2002
                                                                   -------------------    --------------------
                                                                       Amount       %        Amount         %
                                                                   -------------   ---    -------------    ---
SERVICE REVENUES                                                   $  87,994,458   100    $  86,265,186    100

COSTS OF SERVICES                                                     44,471,606    50       43,352,025     50
                                                                   -------------   ---    -------------    ---

GROSS PROFIT                                                          43,522,852    50       42,913,161     50
                                                                   -------------   ---    -------------    ---

OPERATING EXPENSES
   Marketing                                                          11,077,946    12        8,927,015     10
   General and administrative                                          1,439,958     2        1,522,051      2
   Research and development                                            1,474,492     2        1,463,072      2
                                                                   -------------   ---    -------------    ---

         Total operating expenses                                     13,992,396    16       11,912,138     14
                                                                   -------------   ---    -------------    ---

INCOME FROM OPERATIONS                                                29,530,456    34       31,001,023     36
                                                                   -------------   ---    -------------    ---

OTHER INCOME

   Penalties                                                             637,751     1          705,283      1
   Dividends                                                             122,082     -          103,396      -
   Equity in net income of unconsolidated companies                            -     -          111,827      -
   Income from sale of scrap                                             108,560     -          146,953      -
   Interest                                                               46,106     -           85,479      -
   Other income                                                          251,623     -          286,422      -
                                                                   -------------   ---    -------------    ---

         Total other income                                            1,166,122     1        1,439,360      1
                                                                   -------------   ---    -------------    ---

OTHER EXPENSES

   Equity in net loss of unconsolidated companies                         68,441     -                -      -
   Losses on disposal of property, plant and equipment                    64,371     -           68,205      -
   Interest                                                               21,530     -           72,038      -
   Foreign exchange loss--net                                             20,499     -          114,596      -
   Other expense                                                         669,714     1          690,044      1
                                                                   -------------   ---    -------------    ---

         Total other expenses                                            844,555     1          944,883      1
                                                                   -------------   ---    -------------    ---


INCOME BEFORE INCOME TAX                                              29,852,023    34       31,495,500     36

INCOME TAX (Notes 2 and 17)                                            5,948,438     7        6,442,461      7
                                                                   -------------   ---    -------------    ---

NET INCOME                                                         $  23,903,585    27    $  25,053,039     29
                                                                   =============   ===    =============    ===

                                                                     (Continued)

English Translation of Financial Statements Originally Issued in Chinese

                                                                            2003                       2002
                                                                   -------------------       ---------------------
                                                                   Income                    Income
                                                                   Before                    Before
                                                                   Income                    Income
                                                                    Tax          Net          Tax          Net
                                                                  Expense       Income       Expense      Income
                                                                  -------       ------       -------      ------
BASIC NET INCOME PER SHARE (Notes 2 and 18)                       $  3.09      $  2.48       $  3.26      $  2.60
                                                                  =======      =======       =======      =======

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche report dated August 1, 2003)                 (Concluded)

English Translation of Financial Statements Originally Issued in Chinese

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2003 AND 2002
(Amounts in New Taiwan Thousand Dollars)
--------------------------------------------------------------------------------

                                                                                   Capital Surplus (Notes 2, 9 and 15)
                                                             -----------------------------------------------------------------------
                                                                                Capital       Gain on
                                                                Paid-in         surplus     disposal of
                                   Common Capital Stock         capital          from        property,
                                 -------------------------
                                   Shares                     in excess of    revaluation    plant and
                                 (thousand)       Amount        par value      of land       equipment   Donations        Total
                                 ----------     ----------   --------------- -------------   ---------   ---------    --------------
BALANCE, JANUARY 1, 2003
  (AS ADJUSTED, Note 3)           9,647,725   $ 96,477,249   $   214,546,263  $  5,749,909   $       -   $  13,170    $ 220,309,342

Reclassification of capital
  surplus from revaluation
  upon disposal of land to
  other income                            -              -                 -        (7,470)          -           -           (7,470)

Net income for the six months
  ended June 30, 2003                     -              -                 -             -           -           -                -
                                 ----------   ------------   ---------------  ------------   ---------   ---------    -------------

BALANCE, JUNE 30, 2003            9,647,725   $ 96,477,249   $   214,546,263  $  5,742,439   $       -   $  13,170    $ 220,301,872
                                 ==========   ============   ===============  ============   =========   =========    =============

BALANCE, JANUARY 1, 2002
  (AS ADJUSTED)                   9,647,725   $ 96,477,249   $   214,546,263  $  5,750,491   $  75,176   $  13,170    $ 220,385,100

Reclassification of gain on
  disposal of property, plant
  and equipment                           -              -                 -             -     (75,176)          -          (75,176)

Reclassification of capital
  surplus from revaluation
  upon disposal of land to
  other income                            -              -                 -          (582)          -           -             (582)

Net income for the six months
  ended June 30, 2002                     -              -                 -             -           -           -                -
                                 ----------   ------------   ---------------  ------------   ---------   ---------    -------------

BALANCE, JUNE 30, 2002            9,647,725   $ 96,477,249   $   214,546,263  $  5,749,909   $       -   $  13,170    $ 220,309,342
                                 ==========   ============   ===============  ============   =========   =========    =============

                                                                                                 Cumulative
                                              Retained Earnings (Notes 2 and 15)                 Translation          Total
                                -------------------------------------------------------------
                                    Legal         Special     Unappropriated                     Adjustments       Stockholders'
                                   reserve        reserve       earnings             Total         (Note 2)           Equity
                                ------------   ------------ -----------------   -------------  ---------------   ---------------
BALANCE, JANUARY 1, 2003
  (AS ADJUSTED, Note 3)         $ 29,436,072   $  2,675,419   $      670,892    $  32,782,383     $        300    $ 349,569,274

Reclassification of capital
  surplus from revaluation
  upon disposal of land to
  other income                             -              -                -                -                -           (7,470)

Net income for the six months
  ended June 30, 2003                      -              -       23,903,585       23,903,585                -       23,903,585
                                ------------    -----------   --------------    -------------     ------------    -------------

BALANCE, JUNE 30, 2003          $ 29,436,072   $  2,675,419   $   24,574,477    $  56,685,968     $        300    $ 373,465,389
                                ============    ===========   ==============    =============     ============    =============

BALANCE, JANUARY 1, 2002
  (AS ADJUSTED)                 $ 25,105,829   $  2,675,419   $      289,604    $  28,070,852     $          -    $ 344,933,201

Reclassification of gain on
  disposal of property, plant
  and equipment                            -              -           75,176           75,176                -                -

Reclassification of capital
  surplus from revaluation
  upon disposal of land to
  other income                             -              -                -                -                -             (582)

Net income for the six months
  ended June 30, 2002                      -              -       25,053,039       25,053,039                -       25,053,039
                                ------------   ------------   --------------    -------------     ------------    -------------

BALANCE, JUNE 30, 2002          $ 25,105,829   $  2,675,419   $   25,417,819    $  53,199,067     $          -    $ 369,985,658
                                ============   ============   ==============    =============     ============    =============

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche report dated August 1, 2003)

English Translation of Financial Statements Originally Issued in Chinese

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2003 AND 2002
(Amounts in New Taiwan Thousand Dollars)

                                                                                               2003              2002
                                                                                          -------------     -------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income                                                                             $  23,903,585     $  25,053,039
   Adjustments to reconcile net income to net cash provided by operating activities:
      Provision for doubtful accounts                                                         1,783,074           326,651
      Depreciation and amortization                                                          21,116,305        20,343,951
      Reversal of allowance for losses on inventories                                           (10,717)          (20,263)
      Net loss on disposal of property, plant and equipment                                      62,948            63,679
      Equity in net loss (net income) of unconsolidated companies                                68,441          (111,827)
      Deferred income taxes                                                                     193,688           403,624
      Accrued pension liabilities                                                               242,844           194,445
      Changes in operating assets and liabilities:
         Decrease (increase) in:
           Trade notes and accounts receivable                                                  (57,791)         (319,786)
           Other current monetary assets                                                       (541,680)          783,589
           Inventories                                                                       (2,168,588)       (2,845,294)
           Other current assets                                                              (2,311,526)       (1,989,391)
           Overdue receivables                                                                 (866,246)       (2,716,652)
         Increase (decrease) in:
           Trade notes and accounts payable                                                    (109,439)         (822,132)
           Income tax payable                                                                  (285,018)        3,194,567
           Accrued expenses                                                                  (1,922,855)       (2,453,362)
           Other current liabilities                                                            868,739           541,663
           Deferred income                                                                          964            (3,328)
                                                                                          -------------     -------------

         Net cash provided by operating activities                                           39,966,728        39,623,173
                                                                                          -------------     -------------

CASH FLOWS FROM INVESTING ACTIVITIES
   Acquisitions of investments in unconsolidated companies                                            -        (1,999,843)
   Proceeds from disposal of investments in unconsolidated companies                            233,700                 -
   Acquisitions of property, plant and equipment                                            (13,534,236)      (17,541,651)
   Proceeds from disposal of property, plant and equipment                                        4,750           203,091
   Acquisition of intangible assets                                                            (147,300)       (9,153,991)
                                                                                          -------------     -------------

         Net cash used in investing activities                                              (13,443,086)      (28,492,394)
                                                                                          -------------     -------------

CASH FLOWS FROM FINANCING ACTIVITIES
   Proceeds from short-term bank loans                                                                -        13,000,000
   Proceeds from long-term loans                                                                      -        11,700,000
   Payment on principal of long-term loans                                                  (17,000,000)      (17,000,000)
   Decrease in customers' deposits                                                             (583,965)         (555,738)
   Increase (decrease) in other liabilities                                                      79,429            (8,423)
                                                                                          -------------     -------------

         Net cash used in (provided by) financing activities                                (17,504,536)        7,135,839
                                                                                          -------------     -------------

                                                                     (Continued)

English Translation of Financial Statements Originally Issued in Chinese


                                                                                 2003              2002
                                                                            -------------     -------------
NET INCREASE IN CASH AND CASH EQUIVALENTS                                   $   9,019,106     $  18,266,618

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                                  7,652,160         4,643,161
                                                                            -------------     -------------

CASH AND CASH EQUIVALENTS, END OF PERIOD                                    $  16,671,266     $  22,909,779
                                                                            =============     =============
SUPPLEMENTAL INFORMATION
   Interest paid                                                            $      81,830     $     224,342
   Less:  Capitalized interest                                                     37,148           172,924
                                                                            -------------     -------------
   Interest paid, excluding capitalized interest                            $      44,682     $      51,418
                                                                            =============     =============
   Income tax paid                                                          $   6,039,768     $   2,844,270
                                                                            =============     =============
NON-CASH FINANCING ACTIVITIES
   Dividend payable                                                         $  38,590,900     $  33,767,037
                                                                            =============     =============

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche report dated August 1, 2003)                 (Concluded)

English Translation of Financial Statements Originally Issued in Chinese

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2003 AND 2002
(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

 1.  GENERAL

     Chunghwa Telecom Co., Ltd. ("Chunghwa" or "the Company") was incorporated on July 1, 1996 in the Republic of China ("ROC") pursuant to the Telecommunications Act No. 30. The Company is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications ("MOTC"). Prior to July 1, 1996, the current operations of Chunghwa were carried out under the Directorate General of Telecommunications ("DGT"). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off as Chunghwa and the DGT continues to be the industry regulator.

     As a dominant telecommunications service provider of fixed-line and cellular telephone services, within the meaning of applicable telecommunications regulations of the ROC, the Company is subject to additional requirements imposed by the MOTC.

     The MOTC is in the process of privatizing the Company by reducing the government ownership below 50% in stages. In July 2000, the Company received approval from the Securities and Futures Commission (the "SFC") for a domestic initial public offering and its common shares were listed and traded on the Taiwan Stock Exchange (the "TSE") on October 27, 2000. Certain of the Company's common shares were sold by auction, in connection with the foregoing privatization plan, in domestic public offerings in June 2001, December 2002, March 2003, April 2003 and July 2003. Certain of the Company's common shares were also sold in an international offering of securities in the form of American Depository Shares ("ADS") in July 2003 and were listed and traded on the New York Stock Exchange (the "NYSE") on July 17, 2003. In addition, the MOTC intends to sell certain of the Company's common shares in the ROC and throughout the privatization process to the Company's employees. The MOTC has sold 34.01% shares of the Company as of August 1, 2003.

     The numbers of employees as of June 30, 2003 and 2002 are 29,313 and 28,642, respectively.

 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The financial statements are prepared in conformity with relevant regulations, regulations governing the preparation of financial statements of public companies and accounting principles generally accepted in the Republic of China. The significant accounting policies are summarized as follows:

     Basis of Accounting

     As a state-owned company, the Company maintains statutory accounts in accordance with the laws and regulations issued by the Executive Yuan, the MOTC, the Ministry of Audit (the "MOA") of the Control Yuan and, in the absence of any specific laws and regulations applicable to a particular transaction or account, the regulations governing the preparation of financial statements of public companies and generally accepted accounting principles in the Republic of China. The accounts are subject to annual examinations by the Directorate General of Budget, Accounting and Statistics (the "DGBAS") of the Executive Yuan and by the MOA (DGBAS and MOA are hereinafter referred to as "government agencies"). The objective of these examinations is to evaluate the Company's performance against the budget approved by the Legislative Yuan. The accounts are considered final only after any adjustments based on the annual examinations are taken into account. The accounts for the year ended December 31, 2002 have been examined by these government agencies and resulting adjustments were recorded retroactively.

Current Assets and Liabilities

Current assets are commonly identified as those which are reasonably expected to be realized in cash; or sold or consumed within one year. Current liabilities are obligations which mature within one year.

Cash and Cash Equivalents

Cash and cash equivalents include convertible deposits and commercial paper purchased with maturities of three months or less from the date of acquisition.

Allowance for Doubtful Receivables

Allowance for doubtful receivables is provided on the basis of review of the collectibility of individual receivables.

Inventories

Inventories are stated at the lower of cost (weighted-average cost method) or market value (replacement cost or net realizable value).

Investments in Unconsolidated Companies

Investments in shares of stock in companies where the Company exercises significant influence in their operating and financial policy decisions are accounted for using the equity method. Under the equity method, the over investment is initially stated at cost and subsequently adjusted for its proportionate share in the net earnings or company's investee companies. Any cash dividends received are recognized as a reduction in the carrying value of the investments. Unrealized profits arising from downstream transactions to equity investees are deferred in the Company's portion of equity income or loss. Profits and losses arising from equipment purchases from equity investees are eliminated and recognized over the estimated remaining useful life of the equipment.

Investments in shares of stock with no readily determinable market value are accounted for using the cost method when the ownership is less than 20%. The carrying value of those investments less reductions for decline in value are charged to stockholders' equity. Reductions which are determined to be other than temporary are charged to current income. Cash dividends received are recorded as income.

Stock dividends received are accounted for as increases in the number of shares hold but not recognized as income.

The cost of investments sold are determined using the weighted-average method.

Property, Plant and Equipment

Property, plant and equipment are stated at cost plus a revaluation increment, if any, less accumulated depreciation. Major renewals and betterments are capitalized, while maintenance and repairs are expensed currently.

Depreciation expense is determined based upon the asset's estimated useful life using the straight-line method. The estimated useful lives are as follows: land improvements, 10 to 30 years; buildings, 10 to 60 years; machinery and equipment, 6 to 10 years; telecommunication network facilities, 6 to 15 years; and miscellaneous equipment, 3 to 10 years.

Upon sale or disposal of property, plant and equipment, the related cost and accumulated depreciation are removed from the accounts, and any gain or loss is credited or charged to income.

Intangible Assets

3G concession will be amortized upon the MOTC approval using the straight-line method over the lower of the legal useful life or estimated useful life. Patents are amortized using the straight-line method over the estimated useful lives ranging from 12 to 20 years. Computer software costs are capitalized and amortized using the straight-line method over the estimated useful lives of three years.

Pension Costs

Pension costs are recognized according to the budget approved by the Legislative Yuan and the actuarial report. In addition, the DGBAS issued instructions that the pension costs of all state-owned companies to be privatized should be measured and recognized on the assumption that there is no privatization and that an additional amount should be calculated on the basis of the employees' service years if the additional amount does not reduce the budgeted net income.

Revenue Recognition

Revenues are recognized when revenues are realized or realizable and earned. Related costs are expensed as incurred.

Service revenue is based on the fair value of the sales price, after business discount and quantity discount, between the Company and customer. The sales price of service revenue is the amounts which matures within one year. The difference between fair value and maturity value is not material and the transactions occur frequently so the interest factor is not included in calculating fair value.

Usage revenues from fixed-line services (including local, domestic long distance and international long distance), cellular services, Internet and data services, and interconnection and call transfer fees from other telecommunications companies and carriers are billed in arrears and are recognized based upon minutes of traffic processed when the services are provided in accordance with contract terms.

Other revenues are recognized as follows: (a) one-time subscriber connection fees are recognized upon activation, (b) fixed-monthly fees (on fixed-line services, wireless and Internet and data services) are accrued every month, and
(c) prepaid services (fixed line, cellular and Internet) are recognized as income based upon actual usage by customers or when the right to use those services expires.

Expense Recognition

Expenses including commissions paid to agencies and handset subsidy costs paid to a vendor that sells a handset to a customer who subscribes to the service, as an inducement to enter into a service contract are charged to income as incurred.

Earnings Per Share

Earnings per share is computed by dividing net income by the weighted-average number of common shares outstanding during the period.

Income Tax

The Company accounts for income tax using the asset and liability method. Under this method, deferred income tax is recognized for investment tax credits, losses carried forward and tax consequences of differences between financial statement carrying amounts and their respective tax bases. A valuation allowance is recognized if, available evidence indicates it is more likely than not that a portion or the entire deferred tax asset will not be realized. A deferred tax asset or liability should be classified as current or non-current according to the classification of its related asset or liability. However, if a deferred asset or liability cannot be related to an asset or liability in the financial statements, it should be classified as current or non-current depending on the expected reversal date of the temporary difference.

     Investment tax credits utilized are recognized as reduction of income tax expense.

     Adjustments of prior years' tax liabilities are added to or deducted from the current year's tax provision.

     Income taxes (10%) on undistributed earnings are recorded as expense in the year when the stockholders have resolved that the earnings shall be retained.

     Foreign-currency Transactions

     The functional currency of the Company is the local currency, the New Taiwan dollar. Thus, the transactions of the Company that are denominated in currencies other than the New Taiwan dollars (the "foreign currency") are recorded in New Taiwan dollars at the exchange rates prevailing on the transaction dates. Gains or losses realized upon the settlement of a foreign currency transaction is included in the period in which the transaction is settled. The balances, at the balance sheet dates, of the foreign currency assets and liabilities are adjusted to reflect the prevailing exchange rates, and the resulting differences are recorded as follows:

     a. Long-term stock investments accounted for by the equity method--as cumulative translation adjustment under stockholders' equity.

     b.  Other assets and liabilities--credited or charged to current income.


 3.  ADJUSTMENTS OF FINANCIAL STATEMENTS

     For the Year Ended December 31, 2002

     The Company's financial statements for the year ended December 31, 2002 had been examined by the government agencies, and the resulting adjustments had been recorded retroactively as of December 31, 2002. The effects of these adjustments are summarized as follows:

                                                                              Adjustment
                                                         As Previously         Increase
                                                           Reported           (Decrease)         As Adjusted
                                                        ---------------    ---------------     ---------------
     Balance sheet

     Assets
        Current assets                                  $    39,438,555    $         2,970     $    39,441,525
        Investments in unconsolidated
          companies and funds                                 5,727,204                  -           5,727,204
        Property, plant and equipment--net                  407,211,397                  -         407,211,397
        Intangible assets                                    10,390,506                  -          10,390,506
        Other assets                                          3,092,794                  -           3,092,794
                                                        ---------------    ---------------     ---------------

     Total assets                                       $   465,860,456    $         2,970     $   465,863,426
                                                        ===============    ===============     ===============

                                                                     (Continued)
                                      -12-


                                                                                    Adjustment
                                                               As Previously         Increase
                                                                  Reported         (Decrease)          As Adjusted
                                                              ---------------    ---------------     ---------------
     Liabilities
        Current liabilities                                   $    47,290,325    $    38,571,652     $    85,861,977
        Long-term liabilities                                      18,093,182                  -          18,093,182
        Reserve for land value incremental tax                        211,182                  -             211,182
        Other liabilities                                          12,127,811                  -          12,127,811
                                                              ---------------    ---------------     ---------------
        Total liabilities                                          77,722,500         38,571,652         116,294,152
                                                              ---------------    ---------------     ---------------
     Total stockholders' equity                                   388,137,956        (38,568,682)        349,569,274
                                                              ---------------    ---------------     ---------------

     Total liabilities and stockholders' equity               $   465,860,456    $         2,970     $   465,863,426
                                                              ===============    ===============     ===============
     Statement of income
     -------------------

     Service revenues                                         $   176,089,011    $             -     $   176,089,011
     Costs of services                                             90,407,298            (15,353)         90,391,945
     Operating expenses                                            30,293,844            (14,274)         30,279,570
     Other income                                                   2,498,277                  -           2,498,277
     Other expenses                                                 2,170,126                  -           2,170,126
     Income before income tax                                      55,716,020             29,627          55,745,647
     Income tax                                                    12,510,983              7,409          12,518,392
     Net income                                                    43,205,037             22,218          43,227,255

     The adjustments made by the government agencies that increased income before income tax of $29,627 thousand were due to the different bases of estimates used by the MOA in determining certain accruals. Increased current liabilities of $38,571,652 thousand and decreased total stockholders' equity of $38,568,682 thousand were due to the appropriations of 2002 earnings recorded at December 31, 2002 by the MOA.

 4.  CASH AND CASH EQUIVALENTS

                                                                         June 30
                                                              ----------------------------
                                                                  2003           2002
                                                              ------------   -------------
     Cash
        Cash on hand                                          $    112,735   $     113,472
        Cash in banks                                            3,427,235       5,250,424
                                                              ------------   -------------
                                                                 3,539,970       5,363,896
                                                              ------------   -------------
     Cash equivalents
        Commercial paper purchased, annual yield
          rate--0.90%-1.05% in2003 and 1.36%-1.70% in 2002      13,131,296      17,543,883
        Convertible deposit, annual rate--3.70%                          -           2,000
                                                              ------------   -------------
                                                                13,131,296      17,545,883
                                                              ------------   -------------
                                                              $ 16,671,266   $  22,909,779
                                                              ============   =============

 5.  ALLOWANCE FOR DOUBTFUL ACCOUNTS              Six Months Ended June 30
                                                ---------------------------
                                                    2003            2002
                                                -----------     -----------
     Notes and accounts receivable

     Balance, beginning of period               $ 1,491,907     $   769,221
     Provision for doubtful accounts                223,989          77,296
     Accounts receivable written off                (27,987)           (737)
                                                -----------     -----------

     Balance, end of period                     $ 1,687,909     $   845,780
                                                ===========     ===========

     Overdue receivable

     Balance, beginning of period               $ 6,012,517     $ 4,238,782
     Provision for doubtful accounts              1,513,885         249,337
     Accounts receivable written off             (1,246,156)       (948,291)
                                                -----------     -----------

     Balance, end of period                     $ 6,280,246     $ 3,539,828
                                                ===========     ===========


 6.  INVENTORIES--NET                                      June 30
                                                ---------------------------
                                                    2003            2002
                                                -----------     -----------

     Supplies                                   $ 1,410,562     $ 1,639,289
     Work in process                                  2,885          14,461
     Finished goods                                       -           2,219
     Materials in transit                            17,904         253,440
                                                -----------     -----------
                                                  1,431,351       1,909,409
     Less:  Allowance for losses                      5,673          14,167
                                                -----------     -----------

                                                $ 1,425,678     $ 1,895,242
                                                ===========     ===========

     The insurance coverage on inventories as of June 30, 2003 amounted to $1,417,327 thousand.

 7.  OTHER CURRENT ASSETS                                  June 30
                                                ---------------------------
                                                   2003              2002
                                                -----------     -----------

     Prepaid expenses                           $ 2,811,298     $ 2,512,219
     Miscellaneous                                   65,708          90,449
                                                -----------     -----------

                                                $ 2,877,006     $ 2,602,668
                                                ===========     ===========



 8.  INVESTMENTS IN UNCONSOLIDATED                   June 30
     COMPANIES AND FUNDS            ---------------------------------------
                                           2003                   2002
                                    -------------------  ------------------
                                                 % of                 % of
                                      Carrying   Owner-    Carrying  Owner-
                                       Value      ship      Value     ship
                                    -----------  ------  ----------- ------
     Funds
        Fixed Line Funds            $ 1,000,000          $ 1,000,000
        Piping Funds                  1,000,000            1,000,000
                                    -----------          -----------
                                      2,000,000            2,000,000
                                    -----------          -----------

                                                                 (Continued)

                                                                            June 30
                                                         ----------------------------------------------
                                                                 2003                     2002
                                                         ---------------------    ---------------------
                                                                        % of                      % of
                                                          Carrying     Owner-        Carrying    Owner-
                                                           Value        ship          Value       ship
                                                         ------------  -------    ------------   ------
     Investments in unconsolidated companies
       Equity investees:
         Chunghwa Investment                             $    972,043     49      $    980,000      49
         Taiwan International Standard Electronics            376,417     40           780,979      40
                                                         ------------             ------------
                                                            1,348,460                1,760,979
                                                         ------------             ------------
       Cost investees
         Taipei Financial Center                            1,999,843     12         1,999,843      12
         RPTI International                                    71,500     12            71,500      12
         Siemens Telecommunication Systems                      5,250     15             5,250      15
         International Telecommunication
           Development                                             10      -                10       -
         Lucent Technologies Taiwan Telecom                         -      -           233,700      15
                                                         ------------             ------------
                                                            2,076,603                2,310,303
                                                         ------------             ------------
       Total investments in unconsolidated companies        3,425,063                4,071,282
                                                         ------------             ------------

                                                         $  5,425,063             $  6,071,282
                                                         ============             ============

     The carrying values of the equity investees and the equity in their net loss and net income as of and for the six months ended June 30, 2003 and 2002 are based on unaudited financial statements. The aggregate carrying value of the investments based on unaudited financial statements was $1,348,460 thousand and $1,760,979 thousand as of June 30, 2003 and 2002, and the equity in their net loss and net income were ($68,441) thousand and $111,827 thousand for the six months ended June 30, 2003 and 2002, respectively.

     The equity in the net assets of investments in unconsolidated companies accounted for using the cost method as computed by the percentage of ownership was $2,050,797 thousand and $2,510,275 thousand as of June 30, 2003 and 2002, respectively.

     As part of the government's effort to upgrade the existing telecommunications infrastructure, the Company and other public utility companies were required to contribute to a Fixed Line Fund managed by the Ministry of Interior Affairs and a Piping Fund administered by the Taipei City Government. These funds will be used to finance various telecommunications infrastructure projects, and any deficiency of the funds will be reimbursed by the companies.

 9.  PROPERTY, PLANT AND EQUIPMENT                          June 30
                                                -------------------------------
                                                     2003              2002
                                                -------------   ---------------
     Cost
        Land                                    $ 101,744,494   $   101,187,915
        Land improvements                           1,362,090         1,283,680
        Buildings                                  53,183,034        48,122,844
        Machinery and equipment                    21,846,305        19,989,332
        Telecommunications network facilities     610,714,740       588,430,408
        Miscellaneous equipment                     2,118,741         2,089,340
                                                -------------   ---------------
        Total cost                                790,969,404       761,103,519
     Revaluation increment on land                  5,953,621         5,961,060
                                                -------------   ---------------
                                                  796,923,025       767,064,579
                                                -------------   ---------------

                                                                     (Continued)

                                                                                   June 30
                                                                         -----------------------------
                                                                             2003            2002
                                                                         -------------   -------------
     Accumulated depreciation
        Land improvements                                                $     608,071   $     557,983
        Buildings                                                           10,838,079       9,965,926
        Machinery and equipment                                             15,251,427      14,118,446
        Telecommunications network facilities                              411,646,223     388,543,786
        Miscellaneous equipment                                              1,728,082       1,646,001
                                                                         -------------   -------------
                                                                           440,071,882     414,832,142
                                                                         -------------   -------------
     Construction in progress and advances related to acquisition of
       equipment                                                            38,641,538      48,752,229
                                                                         -------------   -------------

     Property, plant and equipment-net                                   $ 395,492,681   $ 400,984,666
                                                                         =============   =============

     Pursuant to the relative regulation, the Company revalued land it owned on April 30, 2000 based on the publicly announced value on July 1, 1999. These revaluations which have been approved by MOA resulted in increases in the carrying values of property, plant and equipment of $5,986,074 thousand, accrued liabilities for land value incremental taxes of $211,182 thousand, and capital surplus of $5,774,892 thousand.

     On July 1, 1996, pursuant to the guidance on the incorporation of the Company and as instructed by the ROC's Executive Yuan (executive branch), the ROC Government (through the MOTC) transferred to the Company certain land and buildings with carrying value of $120,957,303 thousand. Those properties, as of that date, were registered in the name of the ROC's National Properties Bureau ("NPB"). As the number of the Company's properties is large, management has begun the process of registering the titles to the properties in the name of the Company. The process has been delayed due to the requirement of rezoning a small number of currently-classified agricultural and industrial zoned property to telecommunication or special purpose property prior to the approval of title transfer by the Executive Yuan. As of June 30, 2003, titles to land and buildings with carrying value of $596,937 thousand were still in the name of the NPB.

     Depreciation on property, plant and equipment for the years ended June 30, 2003 and 2002 amounted to $20,992,970 thousand and $20,285,663 thousand, respectively. Capitalized interest expense aggregated to $37,148 and $172,924 thousand for the six months ended June 30, 2003 and 2002, respectively. The rate of capitalized interest is from 1.51% to 1.67% and 1.73% to 4.18%, respectively.

     The insurance coverages on property, plant and equipment as of June 30, 2003 aggregated $7,105,149 thousand.

10.  SHORT-TERM LOANS

     Short-term loans were obtained pursuant to short-term agreements with several banks that allow the Company to obtain unsecured credit due October 23, 2002. These loans bear fixed annual interest rates ranging from 2.03% to 2.18% for the six months ended June 30, 2002.

     As of June 30, 2003, the Company has unused credit lines totaling approximately $64,500,000 thousand, which are available for short-term loans.

11.  ACCRUED EXPENSES                                       June 30
                                                -------------------------------
                                                    2003              2002
                                                -------------     -------------

     Accrued compensation                       $   8,870,909     $   9,033,458
     Accrued franchise fees                         1,188,196         1,144,211
     Other accrued expenses                         1,795,676         1,530,564
                                                -------------     -------------

                                                $  11,854,781     $  11,708,233
                                                =============     =============


12.  DIVIDENDS PAYABLE

     The distribution of earnings for the year 2002 and 2001 was approved in the shareholders' meeting held on June 17, 2003 and June 21, 2002, respectively. Cash dividends for the year 2002 and 2001 was $4 and $3.5 per shares, and amounted to $38,590,900 thousand and $33,767,037 thousand, respectively. The distributing date is August 5, 2003 and July 16, 2002, respectively.


13.  OTHER CURRENT LIABILITIES                              June 30
                                                -------------------------------
                                                    2003              2002
                                                -------------     -------------

     Amounts collected in trust for others      $   3,848,681     $   2,206,537
     Advances from subscribers                      2,368,474         2,379,202
     Other payables                                 1,867,200         1,639,741
     Payables to constructors suppliers             1,003,976         1,857,258
     Payables to equipment suppliers                  831,978         2,808,581
     Miscellaneous                                    675,529           769,139
                                                -------------     -------------

                                                $  10,595,838     $  11,660,458
                                                =============     =============


14.  LONG-TERM LOANS

     Long-term loans consisted of the following:

                                                           June 30
                                                -------------------------------
                                                    2003              2002
                                                -------------     -------------

     Common Tunnel Fund                         $     700,000     $     700,000
     Syndicated Loans                                       -        11,000,000
                                                -------------     -------------

                                                $     700,000     $  11,700,000
                                                =============     =============

     The loan from the Common Tunnel Fund was obtained pursuant to a long-term loan agreement with the Common Tunnel Fund managed by Ministry of Interior that allows the Company to obtain unsecured interest-free credit until March 12, 2007. The outstanding principal amounts as of June 30, 2002 are payable in three annual installments ($0.2 billion, $0.2 billion and $0.3 billion) starting on March 12, 2005.

     The Syndicated Loans were obtained pursuant to long-term loan agreements with several banks that allow the Company to obtain unsecured credit until June 26, 2005. These loans bear fixed annual interest rates ranging from 2.01% to 2.05% for the six months ended June 30, 2002. As of June 30, 2003, the Company prepaid $11,000,000 thousand of the outstanding balances of these syndicated loans.

     As of June 30, 2003, the Company has unused credit lines totaling approximately $142,000,000 thousand.

15.  STOCKHOLDERS' EQUITY

     Under the Company's Articles of Incorporation, authorized capital is divided into 9,647,724,900 common shares (at $10 par value per share), all of which are issued and outstanding. The Company's Articles of Incorporation and the Republic of China Telecommunications Act provide that the MOTC has the right to purchase two redeemable preferred shares (NT$10 par value) in the event its ownership in the Company falls below 50% of the outstanding common shares.

     The Company issued 110,975 thousand American Depositary Shares (ADS) on the New York Stock Exchange as of August 1, 2003. The number of common shares represented by the ADSs is 1,109,750 thousand shares (one ADS represents ten common shares).

     The MOTC, as the holder of those preferred shares is entitled to the same rights as holders of common shares and certain additional rights as specified in the Company's Articles of Incorporation as follows:

     a. The holder of the preferred shares, or its nominated representative, will act as a director and/or supervisor during the entire period in which the preferred shares are outstanding.

     b. The holder of preferred shares has the same stock option as holders of common shares when the Company raises capital by issuing new shares.

     c. The holder of the preferred shares will have the right to vote any change in the name of the Company or the nature of its business and any transfer of a substantial portion of the Company's business or property.

     d. The holder of the preferred shares can't transfer the ownership. And the Company must redeem all outstanding preferred shares within three years from the date of their issuance.

     Under the ROC Company Law, capital surplus can only be utilized to offset deficits or be declared as stock dividends. Also, such capital surplus and donations can only be declared as a stock dividend by the Company at an amount calculated in accordance with the provisions of existing regulations.

     In addition, before distributing a dividend or making any other distribution to stockholders, the Company must pay all outstanding taxes, recover any past losses and set aside a legal reserve equal to 10% of its net income, and depending on its business needs or requirements, may also set aside a special reserve. The cash dividends to be distributed shall not be less than 10% of the total amount of the dividends to be distributed. In addition, if the cash dividend to be distributed is less than $0.10 per share, such cash dividend shall be distributed in the form of common shares.

     Telecommunications service is a capital-intensive and the Corporation needs tremendous capital expenditure to sustain its leadership position in high-growth market. Thus, the Company's dividend policy takes into account future capital expenditure outlays. In this regard, a portion of the earnings may be retained to finance these capital expenditures. The remaining earnings may then be distributed as dividends if approved by the stockholders in the following year and will be recorded in the financial statements of that year.

     Furthermore, under the ROC Company Law, the appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of the Company. This reserve can only be used to offset a deficit, or when the balance is 50% of the aggregate par value of the outstanding capital stock of the Company, the Company may, at its option, declare 50% of the reserve as a stock dividend and transfer the amount to capital.

     Under the Integrated Income Tax System that became effective on July 1, 1998, non-corporate stockholders are allowed a tax credit for the income tax paid by the Company on earnings generated in 1999 and onwards. An Imputation Credit Account (ICA) is maintained by the Company for such income tax and the tax credit is allocated to each stockholder.

16.  COMPENSATION, DEPRECIATION
     AND AMORTIZATION EXPENSES

                                                           Six Months Ended June 30, 2003
                                               ------------------------------------------------------
                                                 Cost of            Operating
                                                 Services           Expenses              Total
                                               ------------------------------------------------------
     Compensation expense
        Salaries                               $     7,769,591    $     4,476,743     $    12,246,334
        Insurance                                      318,166            141,244             459,410
        Pension                                        212,640            123,495             336,135
        Other compensation                           2,901,370          1,628,120           4,529,490
                                               ---------------    ---------------     ---------------
                                                    11,201,767          6,369,602          17,571,369
     Depreciation expense                           19,767,301          1,225,669          20,992,970
     Amortization expense                               64,355             58,980             123,335
                                               ---------------    ---------------     ---------------
                                               $    31,033,423    $     7,654,251     $    38,687,674
                                               ===============    ===============     ===============

                                                           Six Months Ended June 30, 2002
                                               ------------------------------------------------------
                                                 Cost of            Operating
                                                 Services           Expenses              Total
                                               ------------------------------------------------------
     Compensation expense
        Salaries                               $     7,733,649    $     4,228,772     $    11,962,421
        Insurance                                      247,991            107,833             355,824
        Pension                                        306,246            166,758             473,004
        Other compensation                           2,871,616          1,589,011           4,460,627
                                               ---------------    ---------------     ---------------
                                                    11,159,502          6,092,374          17,251,876
     Depreciation expense                           19,122,467          1,163,196          20,285,663
     Amortization expense                               14,197             44,091              58,288
                                               ---------------    ---------------     ---------------
                                               $    30,296,166    $     7,299,661     $    37,595,827
                                               ===============    ===============     ===============

17.  INCOME TAX

     a. A reconciliation between income tax expense computed by applying the statutory income tax rate of 25% to income before income tax and income tax expense shown in the statements of income is as follows:

                                                                                     Six Months Ended June 30
                                                                                  -------------------------------
                                                                                      2003              2002
                                                                                  -------------     -------------
         Income tax expense computed at statutory income tax rate of 25%          $   7,462,996     $   7,873,865
         Add (deduct) tax effect of:
             Permanent differences                                                      (22,290)          (68,698)
             Timing differences                                                        (247,652)         (665,516)
         Investment tax credits                                                      (1,559,959)       (1,110,398)
                                                                                  -------------     -------------
         Income tax expense                                                       $   5,633,095     $   6,029,253
                                                                                  =============     =============

                                                                     (Continued)

                                                                                              Six Months Ended June 30
                                                                                          -------------------------------
                                                                                              2003               2002
                                                                                          -------------     -------------
     b.  Income tax expense consisted of the following:

         Income tax expense                                                               $   5,633,095     $   6,029,253
         Income tax--separated                                                                    7,144             9,584
         Income tax--deferred                                                                   193,688           403,624
         Income tax on undistributed earnings                                                   114,511                 -
                                                                                          -------------     -------------
                                                                                          $   5,948,438     $   6,442,461
                                                                                          =============     =============

         The balance of income tax payable at June 30, 2003 and 2002 are shown net of prepaid income tax of $1,834 thousand and $1,992 thousand, respectively.

     c.  Net deferred income tax assets consist of the following:

                                                                                                      June 30
                                                                                          -------------------------------
                                                                                              2003               2002
                                                                                          -------------     -------------
         Current
             Deferred income tax assets:
                Accrued pension cost                                                      $  12,216,114     $           -
                Provision for doubtful receivables                                            1,633,886           880,439
                Other                                                                            44,246            48,451
                                                                                          -------------     -------------
                                                                                             13,894,246           928,890
             Less:  Valuation allowance                                                      (1,633,886)         (873,771)
                                                                                          -------------     -------------
                                                                                             12,260,360            55,119
             Deferred income tax liability:
                Unrealized foreign exchange gain                                                   (314)          (10,874)
                                                                                          -------------     -------------
         Net deferred income tax assets                                                   $  12,260,046     $      44,245
                                                                                          =============     =============
         Noncurrent deferred income tax assets:
             Accrued pension cost                                                         $           -     $  12,534,981
             Unrealized losses on disposal of property, plant and equipment                      14,256            14,256
             Unrealized advertisement expense                                                     4,292            13,302
                                                                                          -------------     -------------
         Net deferred income tax assets                                                   $      18,548     $  12,562,539
                                                                                          =============     =============

     d.  The related information under the Integrated Income Tax System is as follows:

                                                                                                      June 30
                                                                                          -------------------------------
                                                                                              2003               2002
                                                                                          -------------     -------------
         Balance of Imputation Credit Account (ICA)                                       $  17,901,724     $  18,467,677
                                                                                          =============     =============

         The estimated ICA rate for the year ended December 31, 2002 and the actual ICA rate for the year ended December 31, 2001 was 33.44% and 33.53%, respectively. The credit available for allocation to the stockholders is calculated on the basis of the balance of ICA on the date of distribution of dividends. Accordingly, the estimated rate as of June 30, 2002 may differ from the actual rate determined based on the balance of the ICA on the dividend distribution date.

     e.   Undistributed earnings information

          As of June 30, 2003 and 2002, the Company's undistributed earnings generated in June 30, 1998 and onward were $907 thousand for both years.

          Income tax returns through the eighteen months ended December 31, 2002 had been examined by the tax authorities.

18.  BASIC NET INCOME PER SHARE

                                                                                      Weighted-       Net Income per
                                                                                       average        Share (Dollars)
                                                        Amount (Numerator)            Number of      -----------------
                                                  -------------------------------      Common        Income
                                                      Income                           Shares        Before
                                                      Before                         Outstanding     Income     Net
                                                    Income Tax        Net Income    (Denominator)      Tax     Income
                                                  -------------     -------------   -------------    -------   -------
     Six months ended June 30, 2003
     ------------------------------
     Net income                                   $  29,852,023     $  23,903,585
                                                  =============     =============
     Basic net income per share                                                       9,647,725      $  3.09   $  2.48
                                                                                      =========      =======   =======

     Six months ended June 30, 2002
     ------------------------------
     Net income                                   $  31,495,500     $  25,053,039
                                                  =============     =============
     Basic net income per share                                                       9,647,725      $  3.26   $  2.60
                                                                                      =========      =======   =======

19.  PENSION PLAN

     The Company has different pension plans for its employees depending on their classifications. In general, the employees' pension entitlement is based on MOTC regulations, Labor Law and/or the private pension plan of the Company.

     The funding of the pension plan for employees classified as staff is based on the budget approved by the Legislative Yuan and a supplementary budget approved by the Executive Yuan. The staff pension fund is administered by a pension fund committee and deposited in its name in a commercial bank. The pension plan for employees classified as workers is funded monthly at 15% or less of their wages and is also administered by a pension committee and deposited in its name in the Central Trust of China.

     Contributions and payments are as follows:

                                                  Six Months Ended June 30
                                            -----------------------------------
                                                  2003               2002
                                            ---------------     ---------------

     Contributions                          $       112,601     $       151,061
                                            ===============     ===============
     Payments of benefits                   $     1,093,926     $     6,896,678
                                            ===============     ===============

     Pension costs amounted to $355,444 thousand and $509,988 thousand for the six months ended June 30, 2003 and 2002, respectively. The MOTC has informed the Company by a letter sent on December 28, 2001 that the target privatization date is December 31, 2003. Therefore, based on the assumption that the timing of the privatization is December 31, 2003, the accrued pension cost as of June 30, 2003 was $2,626,174 thousand.

20.  TRANSACTIONS WITH RELATED PARTIES

     As the Company is a state-owned enterprise, the ROC Government is one of the Company's largest customers. The Company provides fixed-line services, wireless services, Internet and data and other services to the various departments and agencies of the ROC Government and other state-owned enterprises in the normal course of business and at arm's-length prices. The information on service revenues from government bodies and related organizations have not been provided because details of the type of users were not maintained by the Company. The Company believes that all costs of doing business are reflected in the financial statements and that no additional expenditures will be incurred as a result of the privatization being completed.

     a. The Company engages in business transactions with the following related party:

                         Company                               Relationship
          -----------------------------------------    -------------------------

          Taiwan International Standard Electronics    Equity-accounted investee

     b. Significant transactions with the above related party are summarized as follows:

                                                                                   June 30
                                                               --------------------------------------------
                                                                    2003                     2002
                                                               ---------------------    -------------------
                                                                 Amount          %         Amount        %
                                                               ------------     ----    ------------   ----
          Payable to construction supplier (included in
           "other current liabilities")                        $    273,541        3    $    776,487      7
                                                               ============     ====    ============   ====
                                                                      Six Months Ended June 30, June 30
                                                               --------------------------------------------
                                                                    2003                      2002
                                                               ---------------------    -------------------
                                                                Amount           %       Amount          %
                                                               ------------     ----    ------------   ----
          Acquisition of properties                            $  2,651,080       20    $  4,271,582     24
                                                               ============     ====    ============   ====

          The foregoing acquisitions were conducted under normal commercial terms.

21.  COMMITMENTS AND CONTINGENT LIABILITIES

     As of June 30, 2003, the Company's remaining commitments under non-cancelable contracts with various parties were as follows:

     a.   Acquisitions of buildings of $3,608,054 thousand.

     b.   Acquisitions of telecommunications equipment of $10,199,250 thousand.

     c.   Unused letters of credit of approximately $13,422,546 thousand.

     d. Contracts to print billing, envelops and telephone directories of approximately $183,598 thousand.

     e. The Company also has non-cancelable operating leases covering certain buildings, computers, computer peripheral equipment and operating system software under contracts that expire in various years. Minimum rental commitments under those leases are as follows:

                        Year                            Rental Amount
          --------------------------------------      -----------------

          The six months ended December 31, 2003           $  626,801
          2004                                                783,975
          2005                                                458,980
          2006                                                291,930
          2007 and thereafter                                 189,050

     f. A commitment to contribute $2,500,000 thousand to a Fixed Line Fund administered by the Ministry of Interior Affairs and Taiwan Power Company, of which $1,000,000 thousand has been contributed by the Company on June 30, 1995. If the balance of the Fixed Line Fund is not sufficient for its purpose, the above three parties will determine when to raise additional fund and how much is the contribution from each party.

     g. A commitment to contribute $2,000,000 thousand to a Piping Fund administered by the Taipei City Government, of which $1,000,000 thousand was contributed by the Company on August 15, 1996.

22.  ADDITIONAL DISCLOSURES

     Following are the additional disclosures required by the SFC for the Company and its investees:

     a.   Financing provided: None.

     b.   Endorsement/guarantee provided: None.

     c.   Marketable securities held: Please see Table 1.

     d. Marketable securities acquired and disposed of at costs or prices at least $100 million or 20% of the paid-in capital: Please see Table 2.

     e. Acquisition of individual real estate at costs of at least $100 million or 20% of the paid-in capital: Please see Table 3.

     f. Disposal of individual real estate at prices of at least $100 million or 20% of the paid-in capital: None.

     g. Total purchase from or sale to related parties amounting to at least $100 million or 20% of the paid-in capital: None.

     h. Receivables from related parties amounting to $100 million or 20% of the paid-in capital: None.

     i. Names, locations, and other information of investees on which the Company exercises significant influence: Please see Table 4.

     j.   Financial transactions

          1)   The Company has no derivative financial instruments.

          2)   Fair value of financial instruments

                                                                     June 30, 2003                   June 30, 2002
                                                             -----------------------------   ------------------------------
                                                               Carrying                        Carrying
                                                                Amount         Fair Value       Amount          Fair Value
                                                             -------------   -------------   -------------    -------------
               Nonderivative financial instruments
               -----------------------------------

               Assets
                 Cash and cash equivalents                   $  16,671,266   $  16,671,266   $  22,909,779    $  22,909,779
                 Trade notes and accounts receivable--net       15,592,137      15,592,137      18,928,252       18,928,252
                 Other current monetary assets                   2,348,951       2,348,951       1,832,791        1,832,791
                 Investments in unconsolidated companies
                   and funds                                     5,425,063       5,874,969       6,071,282        6,812,743
                 Refundable deposits                               819,968         819,968         711,039          711,039
                 Overdue receivables--net                        1,058,786       1,058,786       4,342,180        4,342,180

               Liabilities
                 Short-term loans                                        -               -      13,000,000       13,000,000
                 Trade notes and accounts payable                9,190,671       9,190,671      11,409,194       11,409,194
                 Income tax payable                              5,773,464       5,773,464       6,054,110        6,054,110
                 Accrued expenses                               11,854,781      11,854,781      11,708,233       11,708,233
                 Dividend payable                               38,590,900      38,590,900      33,767,037       33,767,037
                 Long-term loans                                   700,000         700,000      11,700,000       11,700,000
                 Customers' deposits                            11,390,555      11,390,555      12,359,198       12,359,198

               The Company's basis for determining the fair values is as follows:

               a)   Financial instruments except those mentioned in b) and
                    c)--the carrying values of such financial instruments reported in the balance sheet approximate the fair values of these assets.

               b) Fair values of investments in unconsolidated companies and funds are based on the net asset values of the investments in unconsolidated companies, if quoted market prices are not available.

               c) Long-term loans. The fair value is discounted value based on projected cash flow. The projected cash flows were discounted using the maturity dates of long-term loans.

     k.   Investment in Mainland China: None.

                                                                         TABLE 1

CHUNGHWA TELECOM CO., LTD.

MARKETABLE SECURITIES HELD
JUNE 30, 2003
(Amounts in Thousands of New Taiwan Dollars)

------------------------------------------------------------------------------------------------------------------------------------


No.   Held Company Name           Marketable Securities Type and Name         Relationship with the    Financial Statement Account
                                                                              Company
------------------------------------------------------------------------------------------------------------------------------------
 0   Chunghwa Telecom Co., Ltd.  Common stock
                                 ------------
                                 Chunghwa Investment Co., Ltd.                Equity method investee  Investments in unconsolidated
                                                                                                        companies
                                 Taiwan International Standard Electronics    Equity method investee  Investments in unconsolidated
                                                                                                        companies
                                 Taipei Financial Center                                -             Investments in unconsolidated
                                                                                                        companies
                                 RPTI International                                     -             Investments in unconsolidated
                                                                                                        companies
                                 Siemens Telecommunication Systems                      -             Investments in unconsolidated
                                                                                                        companies
                                 International Telecommunication Development            -             Investments in unconsolidated
                                                                                                        companies

------------------------------------------------------------------------------------------------------------------------------------
 1   Chunghwa Investment Co.,    Common stock
                                 ------------
      Ltd.                       Chunghaw System Integration Co., Ltd.        Subsidiary              Investments in unconsolidated
                                                                                                        companies
                                 Chunghwa Telecom Global                      Subsidiary              Investments in unconsolidated
                                                                                                        companies

                                 Beneficiary certification
                                 -------------------------
                                 Prudential Bond Fund                                   -             Short-term investment
                                 Barits Bond Fund                                       -             Short-term investment
                                 APIT Bond Fund                                         -             Short-term investment
                                 Prudential financial Bond Fund                         -             Short-term investment
                                 James Bond Fund                                        -             Short-term investment
                                 TIIM Bond Fund                                         -             Short-term investment
                                 DAM Band Fund                                          -             Short-term investment
                                 UBS Soaring Eagle Bond Fund                            -             Short-term investment
                                 Prudential Well Pool Fund                              -             Short-term investment
                                 The First Global Investment Trust The                  -             Short-term investment
                                   Duoli-2 Bond Fund
                                 JF (Taiwan) Bond Fund                                  -             Short-term investment
                                 Fuh-Hwa Bond Fund                                      -             Short-term investment
                                 Fuh-Hwa Global Bond Fund                               -             Short-term investment
                                 HSBC Taiwan Dragon Fund                                -             Short-term investment
                                 Albatross Fund                                         -             Short-term investment
                                 The First Global Investment Trust Wan Tai              -             Short-term investment
                                   Bond Fund

------------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
                                                                  June 30, 2003
                                    ---------------------------------------------------------------------------
No.   Held Company Name                  Shares         Carrying Value      Percentage of      Market Value or       Note
                                      (Thousands)                             Ownership        Net Asset Value
---------------------------------------------------------------------------------------------------------------------------
 0   Chunghwa Telecom Co., Ltd.

                                            98,000        $  972,043                 49          $   972,043        Note 1

                                             1,760           376,417                 40              852,129        Note 1

                                           199,984         1,999,843                 12            1,759,199        Note 1

                                             9,234            71,500                 12              111,431        Note 1

                                                75             5,250                 15              180,150        Note 1

                                                 -                10                  -                   17        Note 1


---------------------------------------------------------------------------------------------------------------------------
 1   Chunghwa Investment Co.,

      Ltd.                                  60,000           598,644                100              598,644        Note 1

                                             1,000            13,117                100               13,117        Note 1




                                             8,892           131,400                  -              131,481        Note 2
                                            10,468           121,216                  -              121,285        Note 2
                                             8,330           100,891                  -              100,955        Note 2
                                             7,256           100,853                  -              100,915        Note 2
                                             7,564           100,779                  -              100,844        Note 2
                                             6,002            80,705                  -               80,756        Note 2
                                             7,277            80,000                  -               80,055        Note 2
                                             6,783            70,209                  -               70,248        Note 2
                                             3,484            41,564                  -               41,589        Note 2
                                             2,596            36,109                  -               36,129        Note 2

                                             2,446            35,577                  -               35,594        Note 2
                                             2,427            30,533                  -               30,554        Note 2
                                             2,698            29,000                  -               28,702        Note 2
                                             1,771            25,899                  -               25,916        Note 2
                                             2,383            25,315                  -               25,332        Note 2
                                             1,382            18,415                  -               18,425        Note 2


---------------------------------------------------------------------------------------------------------------------------
                                                                                (Continued)

------------------------------------------------------------------------------------------------------------------------------------


No.   Held Company Name           Marketable Securities Type and Name         Relationship with the    Financial Statement Account
                                                                              Company
------------------------------------------------------------------------------------------------------------------------------------
                                 Convertible bonds
                                 -----------------

                                 Rexon Industrial CBE                                   -             Short-term investment

------------------------------------------------------------------------------------------------------------------------------------
 2   Chunghwa System             Beneficiary certificates
                                 ------------------------
       Integration Co., Ltd.     ABN.Amro Bond Fund                                     -             Short-term investment
                                 The Forever Fund                                       -             Short-term investment
                                 Twfund Solomon Bond Fund                               -             Short-term investment
                                 Prudential Financial Bond Fund                         -             Short-term investment
                                 APIT Bond Fund                                         -             Short-term investment
                                 Invessco GP ROC Bond Fund                              -             Short-term investment
                                 Albatross Fund                                         -             Short-term investment
                                 Fuh-Hwa Bond Fund                                      -             Short-term investment

------------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
                                                                June 30, 2003
                                  ---------------------------------------------------------------------------
No.   Held Company Name                Shares         Carrying Value      Percentage of      Market Value or       Note
                                    (Thousands)                             Ownership        Net Asset Value
-------------------------------------------------------------------------------------------------------------------------


                                             264        $   27,690                  -          $     1,944        Note 3

-------------------------------------------------------------------------------------------------------------------------
 2   Chunghwa System

       Integration Co., Ltd.               7,787           111,760                  -              111,819        Note 2
                                           7,335           100,867                  -              100,930        Note 2
                                           9,113           100,859                  -              100,922        Note 2
                                           4,974            69,133                  -               69,175        Note 2
                                           4,405            53,361                  -               53,395        Note 2
                                           2,652            37,645                  -               37,662        Note 2
                                             479             5,089                  -                5,093        Note 2
                                             401             5,044                  -                5,048        Note 2

-------------------------------------------------------------------------------------------------------------------------

Note 1: The net asset values of unconsolidated companies are based on unaudited financial statements.

Note 2: The market value of short-term investments is based on the net asset values of the funds as of June 30, 2003.

Note 3: The market value of short-term investments is based on the average closing price of June 30, 2003.

                                                                         TABLE 2

CHUNGHWA TELECOM CO., LTD.

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL FOR THE SIX MONTHS ENDED JUNE 30, 2003
(Amounts in Thousands of New Taiwan Dollars)

---------------------------------------------------------------------------------------------------------------
 No.     Company Name         Marketable Securities Type    Financial Statement     Counter-      Nature of
                                       and Name                   Account             party     Relationship
--------------------------------------------------------------------------------------------------------------
  0  Chunghwa Telecom Co.,    Lucent Technologies Taiwan  Investments in                -             -
        Ltd.                     Telecom                     unconsolidated
                                                             companies

---------------------------------------------------------------------------------------------------------------
  1  Chunghwa Investment      Prudential Bond Fund        Short-term investment         -             -
       Co., Ltd.              Barits Bond Fund            Short-term investment         -             -
                              APIT Bond Fund              Short-term investment         -             -
                              Prudential Financial Bond   Short-term investment         -             -
                                 Fund
                              James Bond Fund             Short-term investment         -             -
                              TIIM Bond Fund              Short-term investment         -             -
                              DAM Band fund               Short-term investment         -             -
                              UBS Soaring Eagle Bond Fund Short-term investment         -             -
                              James Bond Fund             Short-term investment         -             -

---------------------------------------------------------------------------------------------------------------
  2  Chunghwa System          ABN.Amro Bond Fund          Short-term investment         -             -
       Integration Co., Ltd.  The Forever Fund            Short-term investment         -             -
                              Twfund Solomon Bond Fund    Short-term investment         -             -
                              Prudential Financial Bond   Short-term investment         -             -
                                 Fund
                              APIT Bond Fund              Short-term investment         -             -

---------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
                                   Beginning Balance              Acquisition
                                ----------------------------------------------------
                                  Shares                       Shares                   Equity in Income
  No.       Company Name        (Thousands/      Amount      (Thousands/     Amount         (Loss) of
                                 Thousand                     Thousand                  Unconsolidated
                                  Units)                       Units)                      Companies
--------------------------------------------------------------------------------------------------------
   0    Chunghwa Telecom Co.,          234     $  233,700           -     $        -       $       -
           Ltd.

--------------------------------------------------------------------------------------------------------
   1    Chunghwa Investment          2,067         30,240      24,609        362,206               -
          Co., Ltd.                  4,358         50,000      32,229        371,857               -
                                         -              -      24,989        301,315               -
                                         -              -      21,769        301,255               -

                                         -              -       7,564        100,779               -
                                         -              -      18,007        241,041               -
                                         -              -      14,592        160,000               -
                                         -              -      13,566        140,209               -
                                         -              -      13,733        200,363               -

--------------------------------------------------------------------------------------------------------
   2    Chunghwa System              4,980         70,865      18,380        263,097               -
          Integration Co., Ltd.          -              -      22,006        301,269               -
                                         -              -      27,338        301,261               -
                                     5,047         69,441      10,419        144,456               -

                                     4,199         50,328       8,811        106,485               -

--------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
                                                       Disposal                               Ending Balance
                                 ----------------------------------------------------------------------------------
                                   Shares                                                    Shares
  No.         Company Name       (Thousands/      Amount       Carrying    Gain (Loss)     (Thousands/     Amount
                                  Thousand                      Value      on Disposal      Thousand
                                   Units)                                                    Units)
-------------------------------------------------------------------------------------------------------------------
   0    Chunghwa Telecom Co.,           234     $  233,700    $  233,700    $        -            -     $        -
           Ltd.

-------------------------------------------------------------------------------------------------------------------
   1    Chunghwa Investment          17,784        262,206       261,046         1,160        8,892        131,400
          Co., Ltd.                  26,119        301,857       300,641         1,216       10,468        121,216
                                     16,659        201,315       200,424           891        8,330        100,891
                                     14,513        201,255       200,402           853        7,256        100,853

                                          -              -             -             -        7,564        100,779
                                     12,005        161,041       160,336           705        6,002         80,705
                                      7,315         80,410        80,000           410        7,277         80,000
                                      6,783         70,209        70,000           209        6,783         70,209
                                     13,733        201,143       200,363           780            -              -

-------------------------------------------------------------------------------------------------------------------
   2    Chunghwa System              15,573        223,097       222,202           895        7,787        111,760
          Integration Co., Ltd.      14,671        201,269       200,402           867        7,335        100,867
                                     18,225        201,261       200,402           859        9,113        100,859
                                     10,492        145,456       144,764           692        4,974         69,133

                                      8,605        103,985       103,452           533        4,405         53,361

-------------------------------------------------------------------------------------------------------------------

                                                                         TABLE 3

CHUNGHWA TELECOM CO., LTD.

ACQUISITION OF INDIVIDUAL REAL ESTATES AT COSTS OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL FOR THE SIX MONTHS ENDED JUNE 30, 2003
(Amounts in Thousands of New Taiwan Dollars)
--------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

                              Property     Transaction   Transaction  Payment               Counter-Party               Nature of
 Company Name                                 Date         Amount      Term                                            Relationship
------------------------------------------------------------------------------------------------------------------------------------
Chunghwa Telecom. Co.,    Building          2003.3.21    $   236,846    Paid    Dong-Bang Engineering Limited Company      None
   Ltd.
                          Building          2003.3.24        147,721    Paid    E-Kuen Construction Co., Ltd. and          None
                                                                                   others
                          Building          2003.5.08        117,038    Paid    Sunkai Builder Co., Ltd.                   None


                          Building          2003.5.12        101,710    Paid    Te Chang Construction Co., Ltd. and        None
                                                                                   others
                          Building          2003.5.21        302,076    Paid    Guo-Chi Construction Co., Ltd. and         None
                                                                                   others

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                           Prior Transactions with Related Counter-party
                          -----------------------------------------------
                                                      Transfer
 Company Name              Owner     Relationship       Date      Amount    Price Reference  Purpose of Acquisition    Other Terms
------------------------------------------------------------------------------------------------------------------------------------
Chunghwa Telecom. Co.,        -          -               -          -           Bidding        Telecommunications           None
   Ltd.                                                                                           construction
                              -          -               -          -           Bidding        Telecommunications           None
                                                                                                  construction
                              -          -               -          -           Bidding        Telecommunications           None
                                                                                                  construction

                              -          -               -          -           Bidding        Telecommunications           None
                                                                                                  construction
                              -          -               -          -           Bidding        Telecommunications           None
                                                                                                  construction

------------------------------------------------------------------------------------------------------------------------------------

                                                                         TABLE 4

CHUNGHWA TELECOM CO., LTD.

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES ON WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE FOR THE SIX MONTHS ENDED JUNE 30, 2003
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)
--------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
    Investor Company                 Investee Company                   Location                         Products
------------------------------------------------------------------------------------------------------------------------------------
Chunghwa Telecom Co., Ltd.        Chunghwa Investment Co.,      6F, No. 21-3, Hsinyi Rd.,        Investment
                                      Ltd.                         Sec. 1, Taipei

                                  Taiwan International          No. 4, Min Sheng St., Tu-Chen    Manufacturing, selling,
                                      Standard Electronics         Taipei Hsien                     designing and maintaining
                                                                                                    of telecommunications
                                                                                                    systems and equipment

Chunghwa Investment Co., Ltd.     Chunghwa System Integration   2F, No. 127, Dechang St.,        Integrated communication and
                                      Co., Ltd.                    Wanhua Chiu, Taipei              information services
                                  Chunghwa Telecom Global       United States                    Multinational enterprise data
                                                                                                    service, Internet gateway
                                                                                                    and voice wholesale, mobile
                                                                                                    commerce value-added
                                                                                                    services, and content
                                                                                                    services.
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                  Original Investment Amount          Balance as of June 30, 2003
                                 ----------------------------  --------------------------------------    Net Income
                                                                 Shares     Percentage of    Carrying   (Loss) of the   Recognized
    Investor Company             June 30, 2003  Dec. 31, 2002  (Thousands)   Ownership (%)    Value        Investee     Gain (Loss)
------------------------------------------------------------------------------------------------------------------------------------
Chunghwa Telecom Co., Ltd.        $   980,000    $   980,000     98,000          49          $972,043     $ (20,092)     $ (9,845)
                                                                                                                          (Note 1)

                                      164,000        164,000      1,760          40           376,417      (293,974)      (58,596)
                                                                                                                          (Note 2)


Chunghwa Investment Co., Ltd.         600,000        600,000     60,000         100           598,644           917           917
                                                                                                                          (Note 1)
                                       34,090         34,090      1,000         100            13,117       (12,553)      (12,553)
                                  (US$  1,000    (US$  1,000                                                              (Note 1)
                                    thousand)      thousand)
------------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------
    Investor Company                  Note
-----------------------------------------------
Chunghwa Telecom Co., Ltd.          Equity-
                                     accounted
                                     investee
                                    Equity-
                                     accounted
                                     investee

Chunghwa Investment Co., Ltd.       Subsidiary

                                    Subsidiary
-----------------------------------------------

Note 1: The equity in net income (net loss) of unconsolidated companies is based on unaudited financial statements.

Note 2: The equity in net loss of an unconsolidated company amounted to $117,590 thousand is calculated from the unaudited financial statements plus a gain on realized upstream transactions of $81,375 thousand less a gain on unrealized upstream transactions of $22,381 thousand.